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                           May 26, 2020

       Daniel Draper
       Chief Executive Officer
       Invesco DB US Dollar Index Trust
       c/o Invesco Capital Management LLC
       3500 Lacey Road, Suite 700
       Downers Grove, IL 60515

                                                        Re: Invesco DB US
Dollar Index Trust
                                                            Registration
Statement on Form S-3
                                                            Filed May 12, 2020
                                                            File No. 333-238191

       Dear Mr. Draper:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance